Exhibit 4.1

DESCRIPTION OF THE REGISTRANT'S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

The following description sets forth certain material terms and provisions of the securities of Koppers Holdings Inc. (the “Company”) that are registered under Section 12 of the Securities Exchange Act of 1934, as amended. This description also summarizes certain relevant provisions of Pennsylvania law. The following summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the applicable provisions of Pennsylvania law and our Amended and Restated Articles of Incorporation, as amended (the “Articles of Incorporation”) and our Third Amended and Restated Bylaws, as amended (the “Bylaws”), copies of which are incorporated by reference as exhibits to the Annual Report on Form 10-K of which this exhibit is a part. We encourage you to read our Articles of Incorporation, our Bylaws and the applicable provisions of Pennsylvania law for additional information.

Common Stock

Pursuant to the terms of the Articles of Incorporation, we are authorized to issue up to 80,000,000 shares of common stock, $0.01 par value per share.

Voting Rights

Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election.

Dividend Rights

Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by our board of directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding preferred stock.

Liquidation Rights

Upon the liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to receive ratably our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock.

Other Rights

Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are, and any shares offered by us hereby will be, when issued and paid for, fully paid and non-assessable, which means that its holders will have paid their purchase price in full and we may not require them to pay additional funds. If we issue any preferred stock, the rights, preferences and privileges of holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of our preferred stock.

Impact of Issuance of Preferred Stock. Our board of directors is authorized, subject to any limitations prescribed by law, without further shareholder approval, to provide for the issuance of shares of preferred stock in one or more series. Each series of preferred stock will have such rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as will be determined by our board of directors. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until our board of directors determines the specific rights of the holders of such preferred stock. However, the effects might include, among other things:

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impairing the dividend rights of the common stock;

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diluting the voting power of the common stock;

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impairing the liquidation rights of the common stock; and

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delaying, deferring or preventing a change in control.

Certain Corporate Anti-Takeover Provisions

The Articles of Incorporation and the Bylaws contain a number of provisions relating to corporate governance and to the rights of shareholders. Certain of these provisions may be deemed to have a potential “anti-takeover” effect by delaying, deferring or preventing a change of control of the Company. These provisions include the following:

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Preferred Stock. Our board of directors has the authority to issue one or more series of preferred stock with voting rights and other powers as the board of directors may determine, as described above.

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Removal of Directors, Vacancies. Our shareholders are able to remove directors only for cause and only by the affirmative vote of the holders of a majority of the outstanding shares of our capital stock entitled to vote in the election of directors. Vacancies on the board of directors may be filled only by the board of directors.

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No Cumulative Voting. The Articles of Incorporation provide that our shareholders do not have the right to cumulative votes in the election of directors. Under Pennsylvania law, cumulative voting rights would have been available to the holders of our common stock if the Articles of Incorporation had not negated cumulative voting.

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No Shareholder Action by Written Consent; Calling of Special Meetings of Shareholders. The Articles of Incorporation do not permit shareholder action without a meeting by consent except for the unanimous consent of all holders of our common stock. The Articles of Incorporation also provide that special meetings of the shareholders may be called only by the board of directors or the chairman of the board of directors.

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Advance Notice Requirements for Shareholder Proposals and Director Nominations. The Bylaws provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary.

In addition, the Pennsylvania Business Corporation Law (the “BCL”) provides that directors may, in discharging their duties, consider the effects of any action upon employees, suppliers, customers and the communities in which its offices are located. Directors are not required to consider the interests of shareholders to a greater degree than other constituencies’ interests. The BCL expressly provides that directors do not violate their fiduciary duties solely by relying on “poison pills” or the anti-takeover provisions of the BCL. We do not currently have a “poison pill.”

Pennsylvania Anti-Takeover Law Provisions

The BCL provides, in its subchapters 25(E), 25(F), 25(G), 25(H), 25(I) and 25(J), certain anti-takeover protections with respect to corporations that do not elect out of them. Under the Articles of Incorporation, we have elected out of these subchapters.

The BCL permits an amendment of a corporation’s articles of incorporation or other corporate action, if approved by shareholders generally, to provide mandatory special treatment for specified groups of nonconsenting shareholders of the same class by providing, for example, that shares of common stock held only by designated shareholders of record, and no other shares of common stock, shall be cashed out at a price determined by the corporation, subject to applicable dissenters’ rights.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Inc.

New York Stock Exchange Listing

Our common stock is listed on the New York Stock Exchange under the symbol “KOP.”